EXHIBIT 2.1


                Amendment to Definitive Agreement


This Amendment is to restate and clarify the terms and conditions of the Definitive Agreement first executed on August 9, 2002 and approved by TransAmerican Holdings, Inc. as of August 15, 2002 (hereafter referred to as the "Agreement") by and between TransAmerican and Dr. Hilmi Kaseem Al Turky and Mr. Saeb Al Houssary, owners of a tourist project located in Sahel Alma, Kesrwas (hereafter referred to as "the Tourist Project").

TransAmerican Holdings, Inc. (hereafter referred to as
"TransAmerican") a Nevada Corporation is a US public company whose shares are traded on the OTC BB. Its head office is located at 9601 Wilshire Blvd., Suite 620, Beverly Hills, California
90210, United States of America.

Dr. Hilmi Kaseem Al Turky whose office is located at L'Emir Sultan Str. Nay Al Salama, Jedda, Kingdom of Saudi Arabia and Mr. Saeb Al Houssary, residing at Corniche Al Manara, near Lahoya Suite, Beirut, Lebanon (hereafter referred to collectively as the "Principals").

Whereas, TransAmerican and the Principals executed the Definitive Agreement which set forth the terms and conditions of the acquisition of the Tourist Project. This is the acquisition of an asset, and shall not be considered as an acquisition of any part of any corporate entity of either of the Principals. During the closing process both TransAmerican and the Principals have mutually agreed to amend the terms of the transaction.

Pursuant to the Second section of the Agreement; the Principals are no longer bound to acquire any or all of the shares of TransAmerican. Additionally, TransAmerican will now own eighty percent (80%) of the Tourist Project for the total sum of Two Million Two Hundred Thousand US Dollars (US $2,200,000). This sum will be paid as follows One Hundred Thousand US Dollars (US $100,000) as a down payment to buy eighty percent (80%) of the Tourist Project and the balance of Two Million One Hundred Thousand US Dollars (US $2,100,000) within three months of the date of signing the purchase deed and the Principals abide by their contractual obligations as previously stated in the Definitive Agreement.

For ninety (90) days from the date of signing the purchase deed, The Principals will have the right to re-acquire up to twenty nine percent (29%) of the Tourist Project. The incremental price to the Principals for re-acquiring ownership in the Project will be set at Twenty Seven Thousand Five Hundred US Dollars (US $27,500) per one percent (1%) of ownership.

Pursuant, to the Third section of the Agreement; after each party executes its obligations as agreed, the ownership shares of the Tourist Project shall be distributed as follows:

TransAmerican Holdings, Inc.                           80%

Dr. Hilmi Kaseem Al Turky and Mr. Saeb Al Houssary     20%

Until such time the Principals re-acquire additional ownership interest.


All the other terms and conditions of the Definitive Agreement shall remain unchanged and all parties hereby agree to said terms.


TransAmerican Holdings, Inc.       Principals
----------------------------       --------------------------



_____________________              _____________________
By:  Najib Choufani                Dr. Hilmi K. Al Turky
Chairman of the Board


                                   _____________________
                                   Mr. Saeb Al Houssary



Executed this _____ October, 2002


At __________________, Lebanon